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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Brokers Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, Plaza 5, Suite 1500

(No. and Street)

Jersey City	New Jersey	07311-4011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Salvia Chief Financial Officer (212) 513-4445

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 2 5 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

PROCESSED NOV 0 5 2007 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Salvia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokers Securities LLC, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County
Commission Expires October 7, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAY 25 2007
WASH., D.C.
209
SECTION

First Brokers Securities LLC

Statement of Financial Condition
March 31, 2007

First Brokers Securities LLC
Index
March 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
First Brokers Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of First Brokers Securities LLC (the "Company") at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 23, 2007

First Brokers Securities LLC
Statement of Financial Condition
March 31, 2007

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 12,817
Receivable from brokers and dealers	580
Commissions receivable	140
Furniture, equipment and leasehold improvements, net	2,178
Receivable from affiliates	383
Prepaid expenses and other assets	3,015
	$ 19,113
Liabilities and Member's Equity	
Liabilities	
Accrued compensation and related expenses	2,387
Accounts payable and accrued expenses	514
Payable to affiliates	309
	3,210
Member's equity	15,903
	$ 19,113

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

First Brokers Securities LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Broking Holdings North America, LLC ("IBHNA"). IBHNA has two members: ICAP North America, Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is the purchase and sale of various debt securities.

The Company executes and clears securities trades through an affiliated clearing broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents at March 31, 2007 include approximately $11,792 invested in short term highly liquid money market mutual fund.

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. All cash and cash equivalents at March 31, 2007 were held by one financial institution.

Securities transactions are recorded on a trade-date basis.

Receivables from brokers and dealers includes amounts due on cash transactions.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms (fourteen and one half years) of the related leases.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded on the statement of financial condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and liabilities are stated at amounts which approximate fair value.

(dollars in thousands)

3. Employee Benefits

The company sponsors a 401(k) retirement plan (the "Plan"). The plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. Furniture, Equipment and Leasehold Improvements

Details of furniture, equipment and leasehold improvements at March 31, 2007 are as follows:

Telephone and computer equipment	$	1,770
Furniture and fixtures		640
Leasehold improvements		2,501
		4,911
Less accumulated depreciation and amortization		2,733
	$	2,178

5. Net Capital Requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2007, the Company's net capital was $9,401, which was $9,151 in excess of its minimum requirement of $250.

6. Exemption from Rule 15c3-3

The Company claims exemption from the provisions of SEC Rule 15c3-3, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2).

7. Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to a clearance agreements, the Company introduces all of its securities transactions through affiliates of IBHNA, its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2007, the Company

(dollars in thousands)

has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

8. Transactions with Affiliates

The Company entered into an agreement with an affiliate of IBHNA whereby the affiliate provides the Company with shared administrative and compliance services.

Affiliates of IBHNA provide all clearing services for the Company. As of March 31, 2007, the Company had a payable of $93 at year end.

Included in receivable from affiliates at March 31, 2007 was $383 for prepaid taxes. Amounts receivable from affiliates are non-interest bearing and due on demand.

In addition, the Company makes monthly payments for offices leased by an affiliate of IBHNA in New Jersey.


END